Cardtronics, Inc.

3250 Briarpark Drive, Suite 400

Houston, Texas 77042

June 15, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gabriel Eckstein

Re:	Cardtronics, Inc. and co-registrants (the “Registrants”)

Request for Acceleration of Effectiveness

Registration Statement on Form S-4 (File No. 333-204778) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Registrants hereby request that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective on Wednesday, June 17, 2015 at 12:00 p.m., Eastern Time, or as soon thereafter as practicable.

The Registrants hereby acknowledge that the disclosure in the Registration Statement is the responsibility of the Registrants. The Registrants hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

June 15, 2015

Please call Gillian A. Hobson of Vinson & Elkins L.L.P., the Registrants’ outside legal counsel, at (713) 758-3747 with any questions regarding this request for acceleration.

Sincerely,

CARDTRONICS, INC.

By:	/s/ J. Chris Brewster
J. Chris Brewster
Chief Financial Officer

CARDTRONICS HOLDING, LLC
ATM NATIONAL, LLC
CARDTRONICS USA, INC.
CARDTRONICS DR, LLC

By:	/s/ J. Chris Brewster
J. Chris Brewster
Chief Financial Officer

cc:	Gillian A. Hobson, Esq.

Vinson & Elkins L.L.P.